APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GREENHOUSE CANNABIS GROUP INC.
Consolidated Financial Statements
Year Ended April 30, 2021

GreenHouse Cannabis Group, Inc.
Table of Contents
Year Ended April 30, 2021



JSJ CPAs LLC

Justin St. John, CPA
67 Margaret Street
Staten Island, NY 10308
Justin.stjohn@jsjcpasllc.com
(917) 578-4366

INDEPENDENT AUDITORS' REPORT

Board of Directors
GreenHouse Cannabis Group, Inc.
41 East Main St Unit A Millers Falls MA 01349-1338

We have audited the accompanying financial statements of GreenHouse Cannabis Group, Inc., which comprise the statements of financial position and cash flows as of April 30, 2021, and the related statements of activities for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GreenHouse Cannabis Group, Inc. as of April 30, 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

JSJ CPAs LLC

February 23, 2021

GreenHouse Cannabis Group Inc.
Income Statement
May 2020 - April 2021

	Total
Income	
Total Income	
Gross Profit	$ -
Expenses	
Advertising & Marketing	427
Bank Charges & Fees	1,315
Insurance	7,128
Interest Paid	103
Legal & Professional Services	3,521
Meals & Entertainment	254
Office Supplies & Software	2,636
Other Business Expenses	1,112
Reimbursable Expenses	2,885
Rent & Lease	7,800
Repairs & Maintenance	384
Taxes & Licenses	5,275
Travel	1,027
Utilities	2,191
Total Expenses	$ 36,058
Net Operating Income	$ (36,058)
Net Income	$ (36,058)

GreenHouse Cannabis Group Inc.
Statement of Financial Position
April 30, 2021

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Business Checking (2707)		11,385
Total Bank Accounts	$	**11,385**
Total Current Assets	$	**11,385**
Fixed Assets		
Software Development		13,821
Total Fixed Assets	$	**13,821**
Other Assets		
Prepaids		1,300
Security Deposit		1,300
Total Other Assets	$	**2,600**
TOTAL ASSETS	$	**27,806**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card		5,113
Total Credit Cards	$	**5,113**
Total Current Liabilities	$	**5,113**
Total Liabilities	$	**5,113**
Equity		
Opening Balance Equity		58,750
Retained Earnings		-36,057
Total Equity	$	**22,693**
TOTAL LIABILITIES AND EQUITY	$	**27,806**

GreenHouse Cannabis Group Inc
Statement of Cash Flows
April 30, 2021

Operating Activities	
Cash flow from Operations	
Net income (loss) from Operations	**(36,058)**
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	**(1,300)**
Security deposit paid	**(1,300)**
Accounts payable (CC)	**5,113**
Net cash used by operating activities	**(33,545)**
Investing activities	
Purchase of property and equipment	**(13,821)**
Net cash provided (used) by Investing activities	**(13,821)**
Financing Activities	
Funds received from Investors	**58,750**
Net cash provided (used by) Financing activities	**58,750**
Net Increase/ (Decrease) in Cash and Cash Equivalents	**11,385**
Cash and Cash Equivalents: Beginning of period	**-**
Cash and cash Equivalents: End of the period	**11,385**

GreenHouse Cannabis Group, Inc.
Notes to the Consolidated Financial Statements
Year Ended April 30, 2021

Note 1 Organization Overview

GreenHouse Cannabis Group, Inc. ("GCG, Inc.") was founded in May 2020 in Boston, Massachusetts by Joseph B. Price Jr. GCG is a recreational cannabis technology company that provides an online platform to facilitate the connection between producer and consumer via delivery and logistic networks as well as a cannabis entertainment content provider.

GCG Inc. is led by Joseph B. Price Jr., President & CEO and is supported by two additional members of the Board of Directors.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of GCG Inc., are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Assets

The current assets reflected in the Statement of Financial Position represent cash contributions made by investors and an investment in the proprietary software that supports the business.

Expenses

The expense categories within the income statement represent the normal operating expenses necessary to support GCG Inc.'s business model.

Income Taxes

GCG Inc. is a corporation that uses a fiscal year and is required to file an 1120 as well as a Massachusetts Form 355.

Note 3 Subsequent Events

Subsequent events were evaluated from the statement of financial position until January 25, 2022 which was the date the financial statements were available to be issued. There were no significant events for inclusion.